Exhibit 99.1

For Immediate Release: November 29, 2021

Attention: Business Editors

VERSABANK EXPANDS SUCCESSFUL CLOSED ECOSYSTEM TESTING FOR REVOLUTIONARY DIGITAL DEPOSIT RECEIPTS: ADDS US DOLLAR RECEIPTS, ALGORAND AND ETHEREUM BLOCKCHAINS, AND RECEIPT DISTRIBUTOR TO TESTING

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VB; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced meaningful expansion to the scope and functionality of the closed ecosystem testing of its revolutionary Digital Deposit Receipts (“DDRs”). As an investment-grade issuer-backed digital asset, represented by actual US or Canadian-dollar deposits with VersaBank, the Bank’s DDRs are expected to be a superior, regulatory compliant alternative to current “stablecoins” for mainstream financial applications.

The expanded closed ecosystem testing, undertaken with VersaBank’s blockchain technology partner Stablecorp, adds US dollar-denominated DDRs (“VUSD”) (in addition to Canadian dollar-denominated DDRs (“VCAD”) as previously announced), the Algorand and Ethereum blockchains (in addition to the Stellar Blockchain as previously announced), as well as testing with a Receipt Distributor, who will become one of the primary distributors of the Bank’s DDRs at commercial launch.

“We are very pleased with the progress and outcomes to date of our Digital Deposit Receipt closed ecosystem testing, which is demonstrating that the DDR model is functioning as designed and managing digital assets in a secure, trusted and attestable manner,” said David Taylor, President and Chief Executive Officer, VersaBank. “VersaBank’s DDRs are a natural extension of our existing digital deposit services that, when placed on a public blockchain and supported by the security of the Bank’s own VersaVault digital asset security technology, become a completely unique, game changing, financial innovation.”

Mr. Taylor added, “Over the last several months, we have seen increasing calls in North America and globally from both the private and public sectors for oversight and regulation of private company-issued stablecoins. As a Schedule I (Federal) Bank with an investment grade rating, VersaBank’s DDRs are very well aligned with the direction that such regulation appears to be heading. We are proud to be the first mover in this space and are very enthusiastic about the potential of DDRs.”

Alex McDougall, President of Stablecorp commented, “Existing stablecoin models have run into significant challenges making headway into mainstream financial applications due to lack of transparency and regulatory oversight. DDRs are a “step-function” improvement over existing models and Stablecorp is proud to be the blockchain technology partner to VersaBank.”

“The Algorand Foundation is excited to see how this new, regulated approach to stable coins will accelerate crypto-currency adoption,” said Sean Lee, Chief Executive Officer, Algorand Foundation.

“We’re delighted to continue supporting VersaBank and Stablecorp, as they drive world leading financial innovation on Algorand.”

To date, VersaBank and Stablecorp have successfully “minted” DDRs on the Stellar and Algorand blockchains, and designated VersaBank personnel have successfully used minted DDRs to conduct mock transactions. Supporting these activities, VersaBank and Stablecorp have fully integrated the Bank’s VersaVault digital asset security technology into the minting and burning workflow across all blockchains. Any and all VUSDs and VCADs minted within the closed ecosystem testing continue to be – at all times - in the control of VersaBank.

Concurrent with the expanded testing, VersaBank’s DDR system is undergoing a SOC (System and Organization Controls) 2 Audit, which is intended to verify the non-financial reporting controls, relating to security, availability, processing integrity, confidentiality and privacy of the system. The expanded closed ecosystem testing will continue until the completion of the SOC 2 Audit, following which VersaBank intends to commercially launch VCAD and VUSD, which is currently targeted for early 2022.

ABOUT VERSABANK’S DIGITAL DEPOSIT RECEIPTS (DDRs)

VersaBank’s VUSD and VCAD are revolutionary highly-encrypted Digital Deposit Receipts (DDRs) with each DDR unit representing a one-dollar deposit with the Bank. Facilitated by state-of-the-art blockchain technology, VUSD and VCAD are easily transferable, enabling them to be used as frictionless digital currencies, but with the highest level of stability and security available today.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (TSX) under the symbol VB and on NASDAQ under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VB.PR.A.

ABOUT CANADA STABLECORP

Canada Stablecorp Inc. is a leading Canadian blockchain technology company focusing on building and scaling next-generation, bank-grade digital asset solutions. Founded by 3iQ, Canada’s largest digital asset manager, and Mavennet, a global leader in blockchain development, Stablecorp combines deep institutional financial experience with top-tier blockchain technology expertise to provide unique and highly implementable solutions to top financial institutions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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